UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-42796

NASUS PHARMA Ltd.

(Translation of registrant’s name into English)

P.O. Box 284

Tel Aviv, Israel 6100201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein are the Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders of Nasus Pharma Ltd. (the “Company”) to be held on Thursday, October 8, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, September 14, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Annual and Special General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-298693) and Form S-8 (File No. 333-296252), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice for the Annual and Special General Meeting of Shareholders to be held on October 8, 2026.
99.2	Proxy Statement for the Annual and Special General Meeting of Shareholders to be held on October 8, 2026.
99.3	Form of Proxy Card for the Annual and Special General Meeting of Shareholders to be held on October 8, 2026.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: September 4, 2026	By:	/s/ Brendan O’Grady
	Name:	Brendan O’Grady
	Title:	Chief Executive Officer

3